ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 30, 2004

04012646

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
28 January 2004 - ASX Quarterly Report for October 1 – December 31, 2003 & Appendix 5B

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

28 January 2004

QUARTERLY REPORT FOR THE PERIOD FROM 1 OCTOBER 2003 TO 31 DECEMBER 2003

HIGHLIGHTS

UNITED STATES OF AMERICA

Fourth quarter oil and gas sales amount to $570,777.
Terry Ewing #2 waiting on completion, Jackson Parish, Louisiana.
Eagle Prospect, San Joaquin Basin, California, farmout discussions continue with plans to shoot seismic prior to a well during second quarter 2004.

CHINA

Drilling Program - potentially five wells planned for February 2004 start. Any success in the China drilling has the potential to add significant value to FAR.

AUSTRALIA

Stokes Bay #1 well likely during 2004 in Point Torment area following gas purchase agreement with LNG International Pty Ltd and improved rig availability.

NEW OPPORTUNITIES IN RESOURCE SECTOR

CAPITAL RAISING COMPLETED DURING JANUARY 2004

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

The Operator, Apache, continued interpretative work with reprocessed 3D seismic over prospects within the permit. A drill decision on prospects will be considered at the next Joint Venture meeting around March 2004.

The Sage discovery lies within the permit and is estimated to have potential reserves of 8.3 (mean) to 13.4 (P10) million barrels from the three reservoirs intersected in the Sage-1 well. For Sage to proceed to development stage an add-on discovery is required in favourable proximity to the Sage location.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

<u>EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST</u>
<u>WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST</u>
<u>(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)</u>

EP 104 occupies an area of 740 sq km with the current term expiring on 10 November 2004. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

Considerable progress has been made concerning a follow up well to the original Point Torment discovery. Firm expressions of intent have been advised by the Operator with respect to the drilling of a well to be named Stokes Bay No 1. This follows the signing of an agreement to purchase natural gas by LNG International Pty Ltd (a wholly owned subsidiary of Avon Resources Limited) from the Point Torment Gas field in Retention Lease R1 in the onshore Canning Basin and the improvement in the availability of suitable land rigs.

The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil. A locality map showing permit interests is illustrated below.

FAR has indicated it may increase its interest in the planned Stokes Bay No 1 well pending the final make up of participants in the well.

PERMIT EP104, RETENTION LEASE R1 & APPLICATION FOR PRODUCTION LICENCE L98-1, CANNING BASIN, WESTERN AUSTRALIA.



KIMBERLEY
BLOCK
PENDER FAULT
PINNACLE
EP 104 (R4)
LENNARD
SHELF
FAULT
RETENTION
LEASE R1
FITZROY
L98-1
APPLICATION
SUB-BASIN
LOCALITY MAP
MAP AREA
N
WELL STATUS
Dry well
Abandoned well with oil show
Suspended gas well with oil show
Producing oil well
Abandoned well with oil and gas show
Oil field

FIGURE 1

<u>BEIBU GULF BLOCK 22/12 - 5%</u>
<u>OPERATOR: ROC</u>

The Joint Venture has contracted the Nanhai 4 Jack-up for a 2004 drilling program consisting of two firm wells and three contingent/appraisal wells. The firm wells consist of one appraisal well of the 12-8 discovery and one exploration well to be drilled on the 12-7 East Prospect. The rig will be handed over to the Joint Venture following the drilling of a well currently in progress for an unrelated project. The latest available estimate of the handover date is mid February 2004.

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations.

The recent announcement by CNOOC that their Weizou 11-1-2 appraisal well in the Beibu Gulf area tested 8,200 bopd and 13 MMcfd has positive implications for the potential of Block 22/12. In addition to upgrading the Prospectivity of the Beibu Gulf area, the 11-1 discovery, when developed, is likely to use the Weizou Island oil facilities and may create some incremental synergies for future developments in the area. Block 22/12 is already supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km.

Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002. The 3D seismic has been integrated with preliminary engineering studies incorporating fast track, low cost, development modelling of oil discoveries within the Block.


CHINA
N
Block 22/12
5km

The 12-7 East Prospect involves a combination stratigraphic and structural trap along the southern margin of the Weixinan Depression and will be tested by a planned 1700 metre vertical exploration well, the Wei 12-7-1. The play is supported by positive AVO characteristics and the Wei 12-3-1 oil discovery along strike 8 kms to the east northeast. The 12-7 East Prospect is significant and is estimated by the Operator to have the potential to contain recoverable reserves of several tens of millions of barrels. The primary objective will be the Oligocene Weizhou Formation with the Liushagang Formation providing a secondary target. The well is expected to take about 10 days to drill, log and evaluate.

The Wei 12-8-3 well is primarily designed as an appraisal test of the existing 12-8 East oil discovery within the Jiaowei reservoir; however the well will also provide an exploration test of the deeper basal Xiayang Formation. The appraisal well will be the first well drilled since the original discovery was made in 1994. The well is supported by comprehensive 3D seismic coverage and will be drilled in a location interpreted to be both thicker and structurally higher. Plans include the coring of the Jiaowei Formation to provide data for potential development. The well is also expected to take approximately 10 days and is estimated by the Operator to contain recoverable reserves of between 20 and 30 million barrels of oil, subject to successful appraisal drilling.

A 3D VSP program is also planned to assist in the evaluation of the Wei 12-8 East Oil accumulation and will be carried out while the rig is on the 12-8-3 location. This is a state of the art technique for detailed reservoir evaluation and development well planning which has the objective of enabling the top of the Jiaowei reservoir to be predicted with greater accuracy.

In the event of success at the 12-7-1 location (to be confirmed by logging), contingencies are being put in place to sidetrack the well for coring in addition to drilling a contingent Wei 12-7-2 well and a contingent Wei 12-7-3 well. Provided the 12-8-3 program is successful it is planned to drill a 12-3-4 well prior to follow up drilling on the 12-7 Prospect. Subject to successful outcomes, it is now possible a continuous drilling program will run to April 2004.

Any development decision in the Block will be dependent on the outcome of the 2004 drilling program. FAR is carried for US$633,000 in expenditure on the China Beibu Gulf Project of which there remains a further carry of US$116,500 should the block be renewed for a further term or a development proceed. Whilst FAR is the smallest participant in this exciting program, given its low capital base, any success has the potential to be significant to the company.

UNITED STATES OF AMERICA

During the quarter, FAR continued to evaluate a number of drilling opportunities in the gulf coast area. Whilst emphasis is placed on lower risk opportunities likely to increase FAR's reserve and production base, FAR is currently scoping opportunities likely to lead to the participation in at least one high risk high reward wildcat well in the USA during 2004.

Clear Branch Field, Jackson Parish, North Louisiana

Completion work on the Terry Ewing No 2 well has been temporarily suspended while the working interest owners seek to resolve a dispute that has arisen with the Operator concerning costs of drilling the well.

A 5 ½ inch production tubing has been run in the Terry Ewing No 2 well following logging using wireline Schlumberger Express. By preliminary log analysis, the Upper (9,900 feet) and Lower (9,926 feet) Yellow Sands exhibit gas pay at least as good as in the offset Terry Ewing No 1 well with the Upper Yellow Sand better developed thereby meeting the drilling objective. The Orange Sand (9,800 feet) is well developed but may be wet based on resistivity readings.

The well was drilled during the September 2003 quarter and has been affected by a number of delays associated with repairs and maintenance to the drilling rig and difficult hole conditions. The well was drilled to a total depth of 10,030 feet and ran structurally in accordance with pre-drill prognosis. The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5.

The location hosts production facilities connected to the Louisiana State Gas pipeline.

FAR was a participant in the initial discovery well, the Terry Ewing No.1, drilled during the third quarter of 2000, and which discovered 46 feet of Hosston sand porosity with bottom hole pressure ranging from 3100 to 3300 psi. Logs and reservoir tests indicate these sands to be very permeable.

During the completion phase of the Terry Ewing No 1 well, the Hosston sands were damaged beyond repair such that a replacement well is needed to recover the estimated 8 billion cubic feet of gas remaining. The Operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data measured in the Terry Ewing well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates are possible with a replacement well.

A new proposal has also been put to the participants to participate in a farmout of a deep (15,500 foot) Cotton Valley test on the leases. Encouragement for this proposal is based on Anadarko drilling and completion activity to the North (Vernon Field) where over 50 wells have been drilled in the "Lower" Cotton Valley. FAR has agreed to the proposal which, if successful, would see an industry partner pick up the likely US$3 million well cost.

The Terry Ewing No 1 well is currently producing approximately 200 thousand cubic feet of gas per day and currently holds the 640 acre lease around the wellbore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and proposed No 2 well.

Rainosek-Halletsville Project, Lavaca County, Texas

No new activity to report during the quarter.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Lake Long Field, Lafourche Parish, South Louisiana

No new activity to report during the quarter.

FAR continues to monitor the Lake Long Deep proposal however at the date of this report no decision has been made as to whether or not to participate. The Operator of the Lake Long State Lease 328 is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece. Other participants are all USA based entities.

Bayou Choctaw Project, Iberville Parish, South Louisiana

FAR has entered into an agreement with Horizon Oil NL to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana. Under the agreement, FAR will pay for 15% of the costs of two proposed wells (currently Wilberts 93 and Victory Financial 1B) to earn a 15% working interest in the project acreage and assets reducing to a 10% working interest after project payout. At the date of this report, drill timing is uncertain.

Bayou Choctaw comprises approximately 1,725 net acres held by production and 120 acres leasehold. Should FAR elect to withdraw after drilling two wells, its 15 % interest would be limited to the well-bore production units. The agreement is subject to final documentation.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

The Operator has advised advanced discussions are continuing with a potential farmin partner to undertake further exploration, including the drilling of a new well. To facilitate the proposed farmout the Joint Venture has agreed to run a further seismic strike line over the prospect during the first quarter 2004, which may result in a well being drilled as early as the second quarter. FAR has a 15 percent working interest in the Eagle project and 4,360 (approx) acres under lease. Other participants include the Operator, Victoria Petroleum NL, Lakes Oil NL, Sun Resources NL and North American interests.

PRODUCTION

Gas sales during the quarter totalled 46.1 million cubic feet for an average of 0.5 million cubic feet per day at an average price of US$4.32 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 7642 barrels for an average of 83 barrels of oil per day at an average price of US$29.73 per barrel before production taxes. Quarterly revenues amounted to $570,777. Whilst prices remained robust in US dollar terms, revenues were adversely affected by the strength of the Australian dollar.

NEW OPPORTUNITIES IN THE RESOURCE SECTOR

Concurrent with a general improvement in the market for ASX listed junior resource companies, FAR has been invited to consider a number of opportunities within the broader resource sector. The directors have agreed to keep the door open and will consider new opportunities where they are likely to impact favourably on the company. If and when the company elects to pursue any given project appropriate details will be released.

COMPLETION OF JANUARY 2004 CAPITAL RAISING

Consistent with the decision to review new opportunities and to assist in funding the imminent offshore China drilling, FAR successfully completed a small capital raising subsequent to the end of the quarter which resulted in additional working capital available to the company of approximately $665,000 after costs of the issue.

FAR maintains a web site at www.farnl.com.au
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 DECEMBER 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		510	2,318
1.2	Payments for	(a) exploration and evaluation	(62)	(230)
		(b) development	(82)	(158)
		(c) production	(198)	(775)
		(d) administration	(189)	(768)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		14	43
1.5	Interest and other costs of finance paid		(7)	(32)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		(14)	398
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(12)	(25)
		(b)equity investments		
		(c) other fixed assets	(16)	(77)
1.9	Proceeds from sale of:	(a)prospects		45
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (provide details if material)			
	Net investing cash flows		(28)	(57)
1.13	Total operating and investing cash flows (carried forward)		(42)	341

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(42)	341
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		1,031
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		(50)
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(9)	(75)
	Net financing cash flows	(9)	906
	Net increase (decrease) in cash held	(51)	1,247
1.20	Cash at beginning of quarter/year to date	2,179	1,020
1.21	Exchange rate adjustments to item 1.20	(106)	(245)
1.22	**Cash at end of quarter**	2,022	2,022

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	69
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Under a farmout agreement ROC Oil Company Limited has agreed to carry FAR for expenditure up to an amount of US$633,000 in relation to the 3D seismic program and certain other costs on Beibu Gulf Block 22/12. Pursuant to the agreement FAR's interest reduced from 10% to 5%. At the end of the December 2003 quarter there remained a carry of US$116,500 which will be provided as and when the joint venture proceeds to the further term or a development takes place.

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	870	596
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	307
4.2	Development	-
	Total	**307**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	221	280
5.2	Deposits at call	1,004	1,003
5.3	Commercial Bills	797	896
5.4	Other	0	0
	Total: cash at end of quarter (item 1.22)	2,022	2,179

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	158,434,323	158,434,323	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	313	313	7 cents	N/A
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Tradeable (FAROA)	79,469,021	79,469,021	*Exercise price* 7 cents	*Expiry date* 31 July 2005
7.8	Issued during quarter (FAROA)			*Issue Price*	*Expiry Date*
7.9	Exercised during quarter	(313)	(313)	*Exercise Price* 7 cents	*Expiry Date* 31 July 2005
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director)

Print name: MICHAEL EVANS

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.